UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President & Chief Corporate, Securities and Finance Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-433-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05722G 100	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,569,778
	8	SHARED VOTING POWER 563,173,317
	9	SOLE DISPOSITIVE POWER 124,569,778
	10	SHARED DISPOSITIVE POWER 563,173,317
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,743,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 411,617,959 shares of Class A Common Stock, $0.0001 par value per share, of Baker Hughes, a GE company, a Delaware corporation (“BHGE” or the “Issuer”), outstanding as of May 29, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of June 26, 2018.

SCHEDULE 13D

CUSIP No. 05722G 100	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS GE Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 411,617,959 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of May 29, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of June 26, 2018.

SCHEDULE 13D

CUSIP No. 05722G 100	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,896,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,896,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,896,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 411,617,959 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of May 29, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of June 26, 2018.

SCHEDULE 13D

CUSIP No. 05722G 100	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,403,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,403,956
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)          Based on 411,617,959 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of May 29, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of June 26, 2018.

SCHEDULE 13D

CUSIP No. 05722G 100	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,873,157
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,873,157
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,873,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Based on 411,617,959 shares of Class A Common Stock, $0.0001 par value per share, of BHGE, outstanding as of May 29, 2018, and 687,743,095 shares of Class B Common Stock, $0.0001 par value per share, of BHGE, outstanding as of June 26, 2018.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (together with the Original Schedule 13D, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Schedule I to Item 2 of the Amended Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule I attached hereto.

Item 4.	Interest in Securities of the Issuer.

The first paragraph under the section entitled “Plans and Proposals” in Item 4 of the Amended Schedule 13D is hereby amended by adding the following sentence immediately before the last sentence at the end of the paragraph:

On June 26, 2018, GE announced that the Reporting Persons intend to fully separate their approximately 62.5% interest in BHGE from GE in an orderly manner over the next two to three years.

Item 5.	Interest in Securities of the Issuer.

Section (a) and Section (b) of Item 5 of the Amended Schedule 13D are hereby amended and restated in its entirety as follows:

(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon, as of June 26, 2018, 687,743,095 shares of Class B Common Stock and as of May 29, 2018, 411,617,959 shares of Class A Common Stock outstanding, assuming the exchange of all Class B Common Stock into Class A Common Stock (for a total of 1,099,361,054 shares of Class A Common Stock on a fully exchanged basis).

To the best knowledge of the Reporting Persons, the following persons beneficially own the shares of Class A Common Stock set forth below:

•	W. Geoffrey Beattie, Director, General Electric Company, holds 12,142 shares of Class A Common Stock.
•	James J. Mulva, Director, General Electric Company, holds 5,380 shares of Class A Common Stock.
•	H. Lawrence Culp, Jr., Director, General Electric Company, holds 417 shares of Class A Common Stock.

The Reporting Persons specifically disclaim beneficial ownership over such shares held by the GE directors listed above.

(b)          Except as described below, the numbers of shares of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference.

Section (c) of Item 5 of the Amended Schedule 13D is hereby supplemented as follows:

(c)          In connection with a share repurchase program announced by the Issuer on November 6, 2017, pursuant to which BHGE LLC is authorized to repurchase Common Units up to an aggregate value of $3,000,000,000, on May 29, 2018, the Reporting Persons completed the sale of 8,717,287 Paired Interests to the Issuer and BHGE LLC for an aggregate purchase price of $312,944,420, in order for the Reporting Persons to maintain their respective proportional ownership interests in the Issuer and BHGE LLC in light of repurchases of Class A Common Stock by the Issuer, pursuant to the BHGE LLC Agreement.  Other than as disclosed in this Amendment, no transactions involving Paired Interests or shares of Class A Common Stock were effected during the past sixty days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE INVESTMENTS, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY1

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company.  The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

H. Lawrence Culp, Jr. (Lead Director)	Senior Lecturer, Harvard Business School and Senior Advisor, Bain Capital Private Equity Boston, MA	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

John L. Flannery (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Industrials and Business Services Group, Warburg Pincus LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board (FASB) Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Alexander Dimitrief (Senior Vice President, GE and President & Chief Executive Officer, GE Global Growth Organization)	Senior Vice President, GE and President & Chief Executive Officer, GE Global Growth Organization, General Electric Company	United States

Michael Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

Jan R. Hauser (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller, & Chief Accounting Officer, General Electric Company	United States

David L. Joyce (Vice Chair)	Vice Chair, General Electric Company; President & Chief Executive Officer, GE Aviation	United States

Raghu Krishnamoorthy (Senior Vice President & Chief Human Resources Officer)	Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President & Chief Financial Officer)	Senior Vice President, Chief Financial Officer, General Electric Company	United States